July 25, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Donahue

Re:	Beam Global
Registration Statement on Form S-3
Filed June 2, 2023
File No. 333-272396

Dear Ms. Donahue:

Beam Global (the “Company”) is submitting this letter in response to the comment raised in the Staff’s letter to the Company dated June 29, 2023 (the “SEC Comment Letter”) regarding the Staff’s review of the above-referenced registration statement on Form S-3 filed by the Company. In this letter, we have included the comment from the SEC Comment Letter in italics followed by our response. We welcome any questions you may have about our response.

Question No. 1:

We note disclosure in your Form 10-Q filed on May 15, 2023, that "In March 2023, the Company secured a $ 100 million credit facility with OCI Group to support our working capital requirements." Please revise your registration statement to disclose the material provisions of this credit facility and file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Include, without limitation, disclosure of any restrictive covenants, how the credit facility has been utilized during the respective reporting periods (if applicable), and where those amounts are reported in your financial statements. In addition, please confirm that you will revise future filings, including your Form 10-Q for the quarter ended June 30, 2023, to include this disclosure and exhibit. Finally, please tell us how you concluded that you were not required to disclose the credit facility in a filing

Response to Comment 1:

On March 14, 2023, the Company and OCI Limited (“OCI”) entered into an Agreement for Supply Chain Line of Credit (the “OCI Agreement”) which sets forth the general terms and conditions under which Beam may request and OCI may provide a line of credit to the Company in exchange for accepted accounts receivables held by the Company in amounts up to $100 million. As of the date of this letter, there have been no drawdowns under the OCI Agreement.

The OCI Agreement does not obligate the Company or OCI to perform any material obligations, and the OCI Agreement does not provide any material rights to either the Company or OCI against the other. In order for the Company to borrow under the OCI Agreement, the Company must provide OCI with additional information with respect to its request for a line of credit. These items include, among other things, the invoices underlying the accounts receivables owed to the Company, information about the payor of such accounts and the execution of additional agreements with respect to a drawdown. There is no obligation for the Company to submit a request for a line of credit and there is no obligation for OCI to provide such line of credit upon such request. Since there is no obligation or rights provided either to the Company or OCI, the OCI Agreement is not a material definitive agreement as defined in Section 1.01(2)(b) of Form 8-K which states that a material agreement is “an agreement that provides for obligations that are material to and enforceable against the registrant, or rights that are material to the registrant and enforceable by the registrant against one or more other parties to the agreement, in each case whether or not subject to conditions.”

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Once the Company and OCI enter into a material agreement to effect a drawdown, the Company will disclose on a Form 8-K, or other periodic filing as permitted, the material terms of the OCI Agreement and any additional material agreements as required to be filed in accordance with Form 8-K. Since the OCI Agreement doesn’t meet the definition of a material agreement and doesn’t obligate the Company in any manner, the Company doesn’t believe it is required to revise its registration statement to include additional information about the OCI Agreement.

Please feel free to contact the undersigned at (949) 939-0615, or the Company’s counsel, Jeff Pietsch, at Weintraub Tobin, (415) 772-9611, if you have any questions regarding the above responses to your comments.

Sincerely,

/s/ Kathy McDermott

Kathy McDermott, CFO

Beam Global

Cc: Jeff Pietsch, Esq.

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